UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	October 27, 2025

PARK NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	1-13006	31-1179518
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 North Third Street,	P.O. Box 3500,	Newark,	Ohio	43058-3500
(Address of principal executive offices) (Zip Code)

(740)	349-8451
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	PRK	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

    Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

Overview

On October 27, 2025, Park National Corporation, an Ohio corporation ("Park"), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Citizens Bancshares, Inc., a Tennessee corporation (“First Citizens”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Citizens would merge with and into Park (the “Merger”), with Park continuing as the surviving corporation in the Merger. Immediately following the Merger, Park will cause First Citizens' wholly owned banking subsidiary, First Citizens National Bank, a national banking association (“First Citizens National Bank”), to merge with and into Park's wholly owned banking subsidiary, The Park National Bank, a national banking association (“Park National Bank”) (the “Bank Merger”), with Park National Bank continuing as the surviving bank in the Bank Merger.

The Merger Agreement has been unanimously approved by the boards of directors of Park and First Citizens. The Merger is expected to close in the first quarter of 2026, subject to satisfaction of customary closing conditions, certain of which are described below, regulatory approvals and approval of First Citizens' shareholders.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, no par value per share, of First Citizens, issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.52 of a share of common stock, no par value, of Park (the “Park Common Stock”) (the “Merger Consideration”).

Representations and Warranties; Covenants; Indemnification

The Merger Agreement contains customary representations and warranties from Park and First Citizens, and each party has agreed to customary covenants, including, among others, relating to (a) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (b) maintenance of its business organization, relationships with its employees and its advantageous business relationships and (c) taking no actions that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary regulatory or other approvals required to consummate the Merger. First Citizens has also agreed to call a meeting of its shareholders to approve the Merger.

Under the Merger Agreement, each of Park and First Citizens has agreed to use its reasonable best efforts to obtain, as promptly as practicable, all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger). Notwithstanding such general obligation to obtain such consents of governmental authorities, neither Park nor First Citizens is required or permitted to take any action that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

Park has agreed to indemnify and hold harmless each present and former director of First Citizens and its subsidiaries, including First Citizens National Bank, for liabilities resulting from such person’s role as a director or officer of First Citizens and its subsidiaries, including First Citizens National Bank. Park will maintain directors’ and officers’ liability insurance for such directors and officers for a period of six years after the Effective Time.

Closing Conditions

The completion of the Merger is subject to customary conditions, including (a) approval of the Merger by First Citizens' shareholders, (b) authorization for listing on the NYSE American stock exchange of the shares of Park Common Stock to be issued in connection with the Merger, subject to official notice of issuance, (c) effectiveness of the Registration Statement on Form S-4 for the Park Common Stock to be issued in the Merger, (d) the receipt of specified governmental consents and approvals that are necessary to consummate the transactions contemplated by the Merger Agreement, including from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Regulatory Condition, and (e) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the Merger or the Bank Merger or making the completion of the Merger or the Bank Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (iv) delivery of a Foreign Investment and Real Property Tax Act of 1980 notification letter, (v) execution of certain employment agreements and voting agreements and (vi) appraisal demands not exceeding 7.5% of the outstanding shares of First Citizens common stock.

Termination; Termination Fee

The Merger Agreement is terminable at any time prior to closing by mutual consent of Park and First Citizens and in the following limited circumstances: (a) by either Park or First Citizens, if the Merger has not been consummated on or before the date that is twelve months from the date of the Merger Agreement (the “Termination Date”), provided that the Termination Date shall be automatically extended for an additional ten days if, on the Termination Date, such failure to satisfy the closing conditions is a result of the failure to obtain any necessary governmental or regulatory approvals; (b) by either Park or First Citizens if any court or governmental authority takes any final and nonappealable action enjoining, prohibiting or making illegal any of the transactions contemplated by the Merger Agreement; (c) by either Park or First Citizens if any governmental authority required to approve the transactions contemplated by the Merger Agreement has denied such approval and such denial has become final and nonappealable, or any application is permanently withdrawn at the invitation, request or suggestion of any governmental authority; (d) by Park if there is an uncured (within thirty days of written notice) material breach by First Citizens that would result in the failure of a closing condition; provided, that Park is not in material breach of any representation, warranty, obligation, covenant or other agreement under the Merger Agreement; (e) by First Citizens if there is an uncured (within thirty days of written notice) material breach by Park that would result in the failure of a closing condition; provided, that First Citizens is not in material breach of any representation, warranty, obligation, covenant or other agreement under the Merger Agreement; or (f) by Park, before approval of the Merger by First Citizens' shareholders or, if First Citizens' or First Citizens' board of directors (i) (A) withholds, withdraws, qualifies, modifies or qualifies in a manner adverse to Park the recommendation that the Merger be approved, (B) fails to make the recommendation in First Citizens' proxy statement, (C) adopts, approves, recommends or endorses an acquisition proposal (or publicly announces its intention to do so) or (D) fails to publicly and without qualification (x) recommend against any acquisition proposal or (y) reaffirm its recommendation to approve the Merger, in each case within ten business days (or fewer number of days if less than ten business days prior to the shareholder vote) after an acquisition proposal is made public or any request by Park to do so, (ii) materially breaches its obligations to seek shareholder approval or (iii) materially violates the restrictions in the Merger Agreement forbidding certain acquisition proposals.

The Merger Agreement provides that a termination fee of $12.5 million will be payable by First Citizens to Park following termination of the Merger Agreement under certain circumstances.

Important Statements Regarding the Merger Agreement

The foregoing description of the Merger Agreement and the transactions contemplated therein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between First Citizens and Park instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (a) will not survive consummation of the Merger, and (b) were made only as of the date of the Merger Agreement or such other dates as are specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding First Citizens or Park, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Citizens, Park, their respective affiliates or their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of First Citizens and a prospectus of Park, as well as in the Forms 10-K, Forms 10-Q and other filings that each of First Citizens and Park makes with the U.S. Securities and Exchange Commission (the “SEC”).

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, Park entered into voting agreements (the “Voting Agreements”) with certain shareholders of First Citizens (collectively, the “Significant Shareholders”), pursuant to which, among other things, each Significant Shareholder has agreed, subject to the terms of the Voting Agreement, to (i) vote the common stock of First Citizens over which such Significant Shareholder is entitled to vote (the “First Citizens' Shares”) in favor of the approval and adoption of the Merger Agreement and the other transactions contemplated thereby, and (ii) until the Effective Time, refrain from transferring the First Citizens' Shares, with certain limited exceptions.

The Voting Agreements will remain in effect until the earlier to occur of (i) the date of termination of the Merger Agreement pursuant to its terms, (ii) the closing of the Merger and the date of termination of the Merger Agreement in accordance with its terms and provisions (iii) upon a recommendation change by the board of directors of First Citizens, as further detailed in the Merger Agreement, or (iv) the date of any modification, waiver, amendment, or other change to the Merger Agreement without the Significant Shareholders' prior written consent that diminishes the amount or changes the form of Merger Consideration or extends the Termination Date or imposes any other conditions or obligations that would reasonably be expected to materially impede or delay the transactions contemplated by the Merger Agreement or would reasonably be expected to adversely affect the rights or obligations of the Significant Shareholders in connection with the transactions contemplated by the Merger Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, a form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 2.02 - Results of Operations and Financial Condition

On October 27, 2025, Park issued a news release (the “Financial Results News Release”) announcing financial results for the three and nine months ended September 30, 2025. A copy of the Financial Results News Release is included as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Non-U.S. GAAP Financial Measures
Item 7.01 of this Current Report on Form 8-K as well as the Financial Results News Release contain non-U.S. GAAP (generally accepted accounting principles in the United States or "U.S. GAAP") financial measures where management believes them to be helpful in understanding Park’s results of operations or financial position. Where non-U.S. GAAP financial measures are used, the comparable U.S. GAAP financial measures, as well as the reconciliation from the comparable U.S. GAAP financial measures, can be found in the Financial Results News Release.

Items Impacting Comparability of Period Results
From time to time, revenue, expenses and/or taxes are impacted by items judged by management of Park to be outside of ordinary banking activities and/or by items that, while they may be associated with ordinary banking activities, are so unusually large that their impact is believed by management of Park at that time to be infrequent or short-term in nature. Most often, these items impacting comparability of period results are due to merger and acquisition activities and revenue and expenses related to former Vision Bank loan relationships. In other cases, they may result from management's decisions associated with significant corporate actions outside of the ordinary course of business.

Even though certain revenue and expense items are naturally subject to more volatility than others due to changes in market and economic environment conditions, as a general rule, volatility alone does not result in the inclusion of an item as one impacting comparability of period results. For example, changes in the provision for credit losses (aside from those related to former Vision Bank loan relationships), gains (losses) on equity securities, net, and asset valuation adjustments, reflect ordinary banking activities and are, therefore, typically excluded from consideration as items impacting comparability of period results.

Management believes the disclosure of items impacting comparability of period results provides a better understanding of Park's performance and trends and allows management to ascertain which of such items, if any, to include or exclude from an analysis of Park's performance; i.e., within the context of determining how that performance differed from expectations, as well as how, if at all, to adjust estimates of future performance taking such items into account.

Items impacting comparability of the results of particular periods are not intended to be a complete list of items that may materially impact current or future period performance.

Non-U.S. GAAP Financial Measures
Park's management uses certain non-U.S. GAAP financial measures to evaluate Park's performance. Specifically, management reviews the return on average tangible equity, the return on average tangible assets, the tangible equity to tangible assets ratio, tangible book value per common share and pre-tax, pre-provision net income.

Management has included in the Financial Results News Release information relating to the annualized return on average tangible equity, the annualized return on average tangible assets, the tangible equity to tangible assets ratio, tangible book value per common share and pre-tax, pre-provision net income for the three months ended and at September 30, 2025, June 30, 2025, and September 30, 2024 and for the nine months ended September 30, 2025 and September 30, 2024. For the purpose of calculating the annualized return on average tangible equity, a non-U.S. GAAP financial measure, net income for each period is divided by average tangible equity during the period. Average tangible equity equals average shareholders' equity during the applicable period less average goodwill and other intangible assets during the applicable period. For the purpose of calculating the annualized return on average tangible assets, a non-U.S. GAAP financial measure, net income for each period is divided by average tangible assets during the period. Average tangible assets equals average assets during the applicable period less average goodwill and other intangible assets during the applicable period. For the purpose of calculating the tangible equity to tangible assets ratio, a non-U.S. GAAP financial measure, tangible equity is divided by tangible assets. Tangible equity equals total shareholders' equity less goodwill and other intangible assets, in each case at period end. Tangible assets equal total assets less goodwill and other intangible assets, in each case at period end. For the purpose of calculating tangible book value per common share, a non-U.S. GAAP financial measure, tangible equity is divided by the number of common shares outstanding, in each case at period end. For the purpose of calculating pre-tax, pre-provision net income, a non-U.S. GAAP financial measure, income taxes and the provision for credit losses are added back to net income, in each case during the applicable period.

Management believes that the disclosure of the annualized return on average tangible equity, the annualized return on average tangible assets, the tangible equity to tangible assets ratio, tangible book value per common share and pre-tax, pre-provision net income presents additional information to the reader of the consolidated financial statements, which, when read in conjunction with the consolidated financial statements prepared in accordance with U.S. GAAP, assists in analyzing Park's operating performance, ensures comparability of operating performance from period to period, and facilitates comparisons with the performance of Park's peer financial holding companies and bank holding companies, while eliminating certain non-operational effects of acquisitions. In the Financial Results News Release, Park has provided a reconciliation of average tangible equity from average shareholders' equity, average tangible assets from average assets, tangible equity from total shareholders' equity, tangible assets from total assets, and pre-tax, pre-provision net income from net income solely for the purpose of complying with SEC Regulation G and not as an indication that the annualized return on average tangible equity, the annualized return on average tangible assets, the tangible equity to tangible assets ratio, tangible book value per common share and pre-tax, pre-provision net income are substitutes for the annualized return on average equity, the annualized return on average assets, the total shareholders' equity to total assets ratio, book value per common share and net income, respectively, as determined in accordance with U.S. GAAP.

FTE (fully taxable equivalent) Financial Measures
Interest income, yields, and ratios on a FTE basis are considered non-U.S. GAAP financial measures. Management believes net interest income on a FTE basis provides an insightful picture of the interest margin for comparison purposes. The FTE basis also allows management to assess the comparability of revenue arising from both taxable and tax-exempt sources. The FTE basis assumes a corporate federal statutory tax rate of 21 percent. In the Financial Results News Release, Park has provided a reconciliation of FTE interest income solely for the purpose of complying with SEC Regulation G and not as an indication that FTE interest income, yields and ratios are substitutes for interest income, yields and ratios, as determined in accordance with U.S. GAAP.

Item 7.01 - Regulation FD Disclosure

Park does not intend for this Item 7.01, Exhibit 99.1, Exhibit 99.2 or Exhibit 99.3 to be treated as “filed” for purposes of the Securities Exchange Act of 1934, as amended, or incorporated by reference into its filings under the Securities Act of 1933, as amended.

Financial Results

Net income for the three months ended September 30, 2025 of $47.2 million represented a $8.9 million, or 23.4%, increase compared to $38.2 million for the three months ended September 30, 2024. Pre-tax, pre-provision net income for the three months ended September 30, 2025 of $62.1 million represented a $10.2 million, or 19.6%, increase compared to $52.0 million for the three months ended September 30, 2024.

Net income for the nine months ended September 30, 2025 of $137.4 million represented a $24.6 million, or 21.8%, increase compared to $112.8 million for the nine months ended September 30, 2024. Pre-tax, pre-provision net income for the nine months ended September 30, 2025 of $176.3 million represented a $28.3 million, or 19.1%, increase compared to $148.0 million for the nine months ended September 30, 2024.

Net income for each of the three months ended September 30, 2025, June 30, 2025 and September 30, 2024 and for the nine months ended September 30, 2025 and September 30, 2024, included several items of income and expense that impacted comparability of period results. These items are detailed in the "Financial Reconciliations" section within the Financial Results News Release.

The following discussion provides additional information regarding Park.

Overview

The following table reflects Park's net income for the first, second and third quarters of 2025, for the first nine months of 2025 and 2024 (the nine months ended September 30), and for the year ended December 31, 2024.

(In thousands)	Q3 2025	Q2 2025	Q1 2025	Nine months YTD 2025	Nine months YTD 2024	2024
Net interest income	$111,017	$108,991	$104,377	$324,385	$294,574	$398,019
Provision for credit losses	4,030	2,853	756	7,639	10,608	14,543
Other income	30,574	32,186	25,746	88,506	91,524	122,588
Other expense	79,463	78,977	78,164	236,604	238,098	321,339
Income before income taxes	$58,098	$59,347	$51,203	$168,648	$137,392	$184,725
Income tax expense	10,940	11,228	9,046	31,214	24,602	33,305
Net income	$47,158	$48,119	$42,157	$137,434	$112,790	$151,420

Net interest income of $324.4 million for the nine months ended September 30, 2025 represented a $29.8 million, or 10.1%, increase compared to $294.6 million for the nine months ended September 30, 2024. The increase was a result of a $18.3 million increase in interest income and a $11.5 million decrease in interest expense.

The $18.3 million increase in interest income was due to a $26.1 million increase in interest income on loans, partially offset by a $7.8 million decrease in investment income. The $26.1 million increase in interest income on loans was primarily the result of a $315.6 million (or 4.16%) increase in average loans, from $7.58 billion for the nine months ended September 30, 2024 to $7.90 billion for the nine months ended September 30, 2025, as well as an increase in the yield on loans, which increased 20 basis points to 6.32% for the nine months ended September 30, 2025, compared to 6.12% for the nine months ended September 30, 2024. The $7.8 million decrease in investment income was primarily the result of a $86.8 million (or 5.90%) decrease in average investments, including money market investments, from $1.47 billion for the nine months ended September 30, 2024 to $1.38 billion for the nine months ended September 30, 2025. The decrease in investment income was also due to a decrease in the yield on investments, including money market investments, which decreased 50 basis points to 3.47% for the nine months ended September 30, 2025, compared to 3.97% for the nine months ended September 30, 2024.

The $11.5 million decrease in interest expense was due to a $8.8 million decrease in interest expense on deposits, as well as a $2.7 million decrease in interest expense on borrowings. The decrease in interest expense on deposits was the result of a decrease in the cost of deposits of 26 basis points, from 2.00% for the nine months ended September 30, 2024 to 1.74% for the nine months ended September 30, 2025. This decrease was partially offset by a $153.1 million (or 2.70%) increase in average on-balance sheet interest bearing deposits from $5.68 billion for the nine months ended September 30, 2024, to $5.83 billion for the nine months ended September 30, 2025. The increase in on-balance sheet interest bearing deposits was due to increases in savings accounts and time deposits, which were partially offset by decreases in transaction accounts and brokered and bid CD deposits. The decrease in interest expense on borrowings was the result of a decrease in the cost of borrowings of 29 basis points, from 4.11% for the nine months ended September 30, 2024 to 3.82% for the nine months ended September 30, 2025 as well as a $69.1 million (or 21.56%) decrease in average borrowings from $320.4 million for the nine months ended September 30, 2024, to $251.3 million for the nine months ended September 30, 2025. The balance of average borrowings was impacted by the redemption of subordinated debt. On September 1, 2025, $175 million of subordinated debt was repaid, followed by an additional repayment of $15 million of subordinated debt on September 30, 2025.

The provision for credit losses of $7.6 million for the nine months ended September 30, 2025 represented a decrease of $3.0 million, compared to $10.6 million for the nine months ended September 30, 2024. Refer to the “Credit Metrics and Provision for Credit Losses” section for additional details regarding the level of the provision for credit losses recognized in each period presented.

The table below reflects Park's total other income for the nine months ended September 30, 2025 and 2024.

(Dollars in thousands)	2025	2024	$ change	% change
Other income:
Income from fiduciary activities	$33,931	$31,367	$2,564	8.2%
Service charges on deposit accounts	7,499	6,682	817	12.2%
Other service income	10,383	8,466	1,917	22.6%
Debit card fee income	19,300	19,362	(62)	(0.3)%
Bank owned life insurance income	4,833	6,251	(1,418)	(22.7)%
ATM fees	1,073	1,425	(352)	(24.7)%
Pension settlement gain	—	5,783	(5,783)	N.M.
(Loss) gain on the sale of OREO, net	(152)	115	(267)	N.M.
Loss on sale of debt securities, net	—	(398)	398	N.M.
Gain on equity securities, net	1,069	1,228	(159)	(12.9)%
Other components of net periodic benefit income	7,032	6,612	420	6.4%
Miscellaneous	3,538	4,631	(1,093)	(23.6)%
Total other income	$88,506	$91,524	$(3,018)	(3.3)%

Other income of $88.5 million for the nine months ended September 30, 2025 represented a decrease of $3.0 million, or 3.3%, compared to $91.5 million for the nine months ended September 30, 2024. The $2.6 million increase in income from fiduciary activities was largely due to an increase in the market value of assets under management. The $817,000 increase in service charges on deposits was largely due to an increase in maintenance fees on deposits. The $1.9 million increase in other service income was mainly due to an increase in mortgage and commercial related other service income. The $1.4 million decrease in bank owned life insurance income was primarily related to a decrease in death benefits received during the nine months ended September 30, 2025. The change in pension settlement gain was due to a $5.8 million pension settlement gain during the nine months ended September 30, 2024, which was related to a combination of lump sum payouts as well as the purchase of a nonparticipating annuity contract which will provide ongoing benefits to vested and retired participants. There was no pension settlement gain during the nine months ended September 30, 2025. The change in loss on sale of debt securities, net was due to net losses on the sale of debt securities of $398,000 recorded during the nine months ended September 30, 2024 compared to no net losses on sale of debt securities during the nine months ended September 30, 2025. The change in gain on equity securities, net was mostly due to increases in the net gain on capital investments which was more than offset by a decrease in net gains (losses) in equity securities carried at fair value during the nine months ended September 30, 2025 compared to the same period of 2024. The decrease in miscellaneous income was primarily due to a decrease in net gains on the sale and disposal of assets, largely due to the impact of strategic initiatives.

The table below reflects Park's total other expense for the nine months ended September 30, 2025 and 2024.

(Dollars in thousands)	2025	2024	$ change	% change
Other expense:
Salaries	$113,420	$110,057	$3,363	3.1%
Employee benefits	29,516	31,595	(2,079)	(6.6)%
Occupancy expense	10,030	9,887	143	1.4%
Furniture and equipment expense	6,754	7,608	(854)	(11.2)%
Data processing fees	33,081	30,114	2,967	9.9%
Professional fees and services	22,177	20,681	1,496	7.2%
Marketing	4,330	4,369	(39)	(0.9)%
Insurance	4,821	5,135	(314)	(6.1)%
Communication	3,382	2,993	389	13.0%
State tax expense	3,718	3,355	363	10.8%
Amortization of intangible assets	795	927	(132)	(14.2)%
Foundation contributions	—	2,000	(2,000)	N.M.
Miscellaneous	4,580	9,377	(4,797)	(51.2)%
Total other expense	$236,604	$238,098	$(1,494)	(0.6)%

Total other expense of $236.6 million for the nine months ended September 30, 2025 represented a decrease of $1.5 million compared to $238.1 million for the nine months ended September 30, 2024. The increase in salaries expense was primarily related to increases in base salary expense, incentive compensation expense and share-based compensation expense. The decrease in employee benefit expense was primarily due to a decrease in group insurance expense and retirement related expense, partially offset by an increase in payroll tax related expense. The decrease in furniture and equipment expense was primarily due to decreases in depreciation expense. The increase in data processing fees was mainly related to an increase in software related expenses, partially offset by a decrease in ATM and debit card processing expense. The increase in professional fees and services expense was primarily due to increases in consulting expenses and trust system provider expense, partially offset by decreases in other fees, recruiting expense, director fees and appraisal fees. The decrease in foundation contributions was the result of a $2.0 million contribution made during the nine months ended September 30, 2024, with no contribution being made during the nine months ended September 30, 2025. The decrease in miscellaneous expense is primarily due to a decrease in expense for the allowance for unfunded credit losses and other non-loan related losses as well as a decrease in other miscellaneous expenses.

The table below provides certain balance sheet information and financial ratios for Park as of or for the nine months ended September 30, 2025 and 2024 and the year ended December 31, 2024.

(Dollars in thousands)	September 30, 2025	December 31, 2024	September 30, 2024	% change from 12/31/24	% change from 9/30/24
Loans	7,992,753	7,817,128	7,730,984	2.25%	3.39%
Allowance for credit losses	91,758	87,966	87,237	4.31%	5.18%
Net loans	7,900,995	7,729,162	7,643,747	2.22%	3.37%
Investment securities	926,934	1,100,861	1,233,297	(15.80)%	(24.84)%
Total assets	9,862,068	9,805,350	9,903,049	0.58%	(0.41)%
Total deposits	8,329,924	8,143,526	8,214,671	2.29%	1.40%
Average assets (1)	10,120,742	9,901,264	9,865,315	2.22%	2.59%
Efficiency ratio (2)	57.03%	61.44%	61.38%	(7.18)%	(7.09)%
Return on average assets (3)	1.82%	1.53%	1.53%	18.95%	18.95%
(1) Average assets for the nine months ended September 30, 2025 and 2024 and for the year ended December 31, 2024.
(2) Efficiency ratio is calculated by dividing total other expense by the sum of fully taxable equivalent net interest income and other income. Fully taxable equivalent net interest income includes the effects of taxable equivalent adjustments using a 21% federal corporate income tax rate. The taxable equivalent adjustments were $2.0 million, $1.8 million and $2.4 million for the nine months ended September 30, 2025 and 2024 and the year ended December 31, 2024, respectively.
(3) Annualized for the nine months ended September 30, 2025 and 2024.

Loans

Loans outstanding at September 30, 2025 were $7.99 billion, compared to (i) $7.82 billion at December 31, 2024, an increase of $175.6 million, and (ii) $7.73 billion at September 30, 2024, an increase of $261.8 million. The table below breaks out the change in loans outstanding, by loan type.

(Dollars in thousands)	September 30, 2025	December 31, 2024	September 30, 2024	$ change from 12/31/24	% change from 12/31/24	$ change from 09/30/24	% change from 09/30/24
Home equity	$230,141	$203,927	$197,470	$26,214	12.9%	$32,671	16.5%
Installment	1,876,977	1,927,168	1,961,680	(50,191)	(2.6)%	(84,703)	(4.3)%
Real estate	1,500,903	1,452,833	1,423,120	48,070	3.3%	77,783	5.5%
Commercial	4,383,732	4,230,399	4,146,473	153,333	3.6%	237,259	5.7%
Other	1,000	2,801	2,241	(1,801)	(64.3)%	(1,241)	(55.4)%
Total loans	$7,992,753	$7,817,128	$7,730,984	$175,625	2.2%	$261,769	3.4%

Park's allowance for credit losses was $91.8 million at September 30, 2025, compared to $88.0 million at December 31, 2024, an increase of $3.8 million, or 4.3%. Refer to the “Credit Metrics and Provision for Credit Losses” section for additional information regarding Park's loan portfolio and the level of provision for credit losses recognized in each period presented.

Deposits

Total deposits at September 30, 2025 were $8.33 billion, compared to (i) $8.14 billion at December 31, 2024, an increase of $186.4 million and (ii) $8.21 billion at September 30, 2024, an increase of $115.3 million. Total deposits including off balance sheet deposits at September 30, 2025 were $8.48 billion, compared to (i) $8.26 billion at December 31, 2024, an increase of $222.0 million and (ii) $8.21 billion at September 30, 2024, an increase of $266.1 million.

(Dollars in thousands)	September 30, 2025	December 31, 2024	September 30, 2024	$ change from 12/31/24	% change from 12/31/24	$ change from 09/30/24	% change from 09/30/24
Non-interest bearing deposits	$2,601,666	$2,612,708	$2,516,722	$(11,042)	(0.4)%	$84,944	3.4%
Transaction accounts	2,141,681	1,939,755	2,141,208	201,926	10.4%	473	—%
Savings	2,793,163	2,679,280	2,743,507	113,883	4.3%	49,656	1.8%
Certificates of deposit	773,514	735,297	722,236	38,217	5.2%	51,278	7.1%
Brokered and bid CD deposits	19,900	176,486	90,998	(156,586)	(88.7)%	(71,098)	(78.1)%
Total deposits	$8,329,924	$8,143,526	$8,214,671	$186,398	2.3%	$115,253	1.4%
Off balance sheet deposits	$150,823	$115,186	$—	35,637	30.9%	150,823	N.M.
Total deposits including off balance sheet deposits	$8,480,747	$8,258,712	$8,214,671	222,035	2.7%	266,076	3.2%

In order to manage the impact of deposit growth on its balance sheet, Park utilizes a program where certain deposit balances are transferred off balance sheet while maintaining the customer relationship. Park is able to increase or decrease the amount of deposit balances transferred off balance sheet based on its balance sheet management strategies and liquidity needs.

The table below breaks out the change in deposit balances, including off balance sheet deposits, by deposit type, for Park.

(Dollars in thousands)	September 30, 2025	December 31, 2024	September 30, 2024	$ change from 12/31/24	% change from 12/31/24	$ change from 09/30/24	% change from 09/30/24
Retail deposits	$3,963,727	$4,035,351	$3,943,537	$(71,624)	(1.8)%	$20,190	0.5%
Commercial deposits	4,346,297	3,931,689	4,180,136	414,608	10.5%	$166,161	4.0%
Brokered and bid CD deposits	19,900	176,486	90,998	(156,586)	(88.7)%	$(71,098)	(78.1)%
Total deposits	$8,329,924	$8,143,526	$8,214,671	$186,398	2.3%	$115,253	1.4%
Off balance sheet deposits	150,823	115,186	—	$35,637	30.9%	$150,823	N.M.
Total deposits including off balance sheet deposits	$8,480,747	$8,258,712	$8,214,671	$222,035	2.7%	$266,076	3.2%

Noninterest bearing deposits to total deposits	31.2%	32.1%	30.6%

During the nine months ended September 30, 2025, total deposits including off balance sheet deposits increased by $222.0 million, or 2.7%. This increase consisted of a $414.6 million increase in total commercial deposits and a $35.6 million increase in off balance sheet deposits, partially offset by a $156.6 million decrease in brokered and bid CD deposits and a $71.6 million decrease in retail deposits. The majority of off balance sheet deposits are commercial and thus impact the change in commercial deposits as the deposits are moved on or off the balance sheet.

Included in the total commercial deposits and off balance sheet deposits shown in the previous tables are public fund deposits. These balances fluctuate based on seasonality and the cycle of collection and remittance of tax funds. Public funds are also included in Bid Ohio CDs. The following table details the change in public funds held on and off Park's balance sheet.

(Dollars in thousands)	September 30, 2025	December 31, 2024	September 30, 2024	$ change from 12/31/24	% change from 12/31/24	$ change from 09/30/24	% change from 09/30/24
Public funds included in commercial deposits	$1,499,941	$1,278,325	$1,467,432	$221,616	17.3%	$32,509	2.2%
Bid Ohio CDs	19,900	76,497	90,998	$(56,597)	(74.0)%	$(71,098)	(78.1)%
Total public fund deposits	$1,519,841	$1,354,822	$1,558,430	$165,019	12.2%	$(38,589)	(2.5)%

Cost of public fund deposits	1.97%	2.36%	2.44%
Cost of total interest bearing deposits	1.74%	1.97%	2.00%

As of September 30, 2025, Park had approximately $1.5 billion of uninsured deposits, which was 18.1% of total deposits. Uninsured deposits of $1.5 billion included $398.0 million of deposits that were over $250,000, but were fully collateralized by Park's investment securities portfolio.

Credit Metrics and Provision for Credit Losses

Park reported a provision for credit losses for the nine months ended September 30, 2025 of $7.6 million, compared to $10.6 million for the nine months ended September 30, 2024. Net charge-offs were $3.8 million, or 0.07% annualized, of total average loans, for the nine months ended September 30, 2025, compared to $7.1 million, or 0.13% annualized, of total average loans, for the nine months ended September 30, 2024.

The table below provides additional information related to Park's allowance for credit losses as of September 30, 2025, December 31, 2024 and September 30, 2024.

(Dollars in thousands)	9/30/2024	12/31/2024	9/30/2024
Total allowance for credit losses	$91,758	$87,966	$87,237
Allowance on accruing purchased credit deteriorated ("PCD") loans	—	—	—
Specific reserves on individually evaluated loans - accrual	—	—	—
Specific reserves on individually evaluated loans - nonaccrual	2,580	1,299	2,489
General reserves on collectively evaluated loans	$89,178	$86,667	$84,748

Total loans	$7,992,753	$7,817,128	$7,730,984
Accruing PCD loans	1,993	2,174	2,191
Individually evaluated loans - accrual	—	15,290	—
Individually evaluated loans - nonaccrual	72,418	53,149	53,573
Collectively evaluated loans	$7,918,342	$7,746,515	$7,675,220

Total allowance for credit losses as a % of total loans	1.15%	1.13%	1.13%

General reserve as a % of collectively evaluated loans	1.13%	1.12%	1.10%

The total allowance for credit losses of $91.8 million at September 30, 2025 represented a $3.8 million, or 4.3%, increase compared to $88.0 million at December 31, 2024. The increase was due to a $2.5 million increase in general reserves and a $1.3 million increase in specific reserves.

As part of its quarterly allowance process, Park evaluates certain industries which are more likely to be under economic stress in the current environment. The office sector continues to face challenges from adjustments companies have made as a result of the pandemic. Nationally, office properties in downtown and urban business districts are seeing the most stress. As of September 30, 2025, Park had $286.1 million of loans which were fully or partially secured by non-owner-occupied office space, $283.7 million of which were accruing. This portfolio is not currently exhibiting signs of stress, but Park continues to monitor this portfolio, and others, for signs of deterioration.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Park cautions that any forward-looking statements contained in this Current Report on Form 8-K or made by management of Park are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

Risks and uncertainties that could cause actual results to differ include, without limitation: (1) the ability to execute our business plan successfully and manage strategic initiatives; (2) the impact of current and future economic and financial market conditions, including unemployment rates, inflation, interest rates, supply-demand imbalances, and geopolitical matters; (3) factors impacting the performance of our loan portfolio, including real estate values, financial health of borrowers, and loan concentrations; (4) the effects of monetary and fiscal policies, including interest rates, money supply, and inflation; (5) changes in federal, state, or local tax laws; (6) the impact of changes in governmental policy and regulatory requirements on our operations; (7) changes in consumer spending, borrowing, and saving habits; (8) changes in the performance and creditworthiness of customers, suppliers, and counterparties; (9) increased credit risk and higher credit losses due to loan concentrations; (10) volatility in mortgage banking income due to interest rates and demand; (11) adequacy of our internal controls and risk management programs; (12) competitive pressures among financial services organizations; (13) uncertainty regarding changes in banking regulations and other regulatory requirements; (14) our ability to meet heightened supervisory requirements and expectations; (15) the impact of changes in accounting policies and practices on our financial condition; (16) the reliability and accuracy of assumptions and estimates used in applying critical accounting estimates; (17) the potential for higher future credit losses due to changes in economic assumptions; (18) the ability to anticipate and respond to technological changes and our reliance on third-party vendors; (19) operational issues related to and capital spending necessitated by the implementation of information technology systems on which we are highly dependent; (20) the ability to secure confidential information and deliver products and services through computer systems and telecommunications networks; (21) the impact of security breaches or failures in operational systems; (22) the impact of geopolitical instability and trade policies on our operations including the imposition of tariffs and retaliatory tariffs; (23) the impact of changes in credit ratings of government debt and financial stability of sovereign governments; (24) the effect of stock market price fluctuations on our asset and wealth management businesses; (25) litigation and regulatory compliance exposure; (26) availability of earnings and excess capital for dividend declarations; (27) the impact of fraud, scams, and schemes on our business; (28) the impact of natural disasters, pandemics, and other emergencies on our operations; (29) potential deterioration of the economy due to financial, political, or other shocks; (30) impact of healthcare laws and potential changes on our costs and operations; (31) the ability to grow deposits and maintain adequate deposit levels, including by mitigating the effect of unexpected deposit outflows on our financial condition; and (32) other risk factors related to the banking industry.

Park does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement was made, or reflect the occurrence of unanticipated events, except to the extent required by law.

Merger and Acquisition

On October 27, 2025, Park and First Citizens issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein. Additionally, the investor presentation attached as Exhibit 99.3 incudes supplemental information regarding the Merger, and the executive officers of Park intend to use the materials filed herewith, in whole or in part, in one or more meetings with investors and analysts.

No Offer or Solicitation

This current report does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Park and First Citizens. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Park intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the Park Common Stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of First Citizens and a prospectus of Park (the “Proxy Statement/Prospectus”), and Park and First Citizens may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARK, FIRST CITIZENS AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Park and First Citizens, may be obtained, free of charge, at the SEC’s website (www.sec.gov) when they are filed. Copies of documents filed with the SEC by Park will be made available free of charge in the “Investor Relations” section of Park's website, https://investor.parknationalcorp.com/overview/default.aspx. The information on Park's website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in Solicitation

Park, First Citizens and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies from First Citizens' shareholders in connection with the Merger. Information concerning First Citizens' participants is set forth in the Proxy Statement, dated March 10, 2025, for First Citizens' 2025 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Park's participants is set forth in the Proxy Statement, dated March 10, 2025, for Park's 2025 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of First Citizens in the solicitation of proxies in respect of the Merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Item 8.01 - Other Events

Declaration of Cash Dividend

As reported in the Financial Results News Release, on October 27, 2025, the Park Board declared a $1.07 per common share quarterly cash dividend in respect of Park's common shares and a special cash dividend of $1.25 per common share in respect of Park's common shares. The cash dividend and the special cash dividend are payable on December 10, 2025 to common shareholders of record as of the close of business on November 21, 2025. A copy of the Financial Results News Release is included as Exhibit 99.1, and the portion thereof addressing the declaration of the quarterly cash dividend and special cash dividend by the Park Board is incorporated by reference herein.

Item 9.01 - Financial Statements and Exhibits.

(a)Not applicable

(b)Not applicable

(c)Not applicable

(d)Exhibits. The following exhibits are included with this Current Report on Form 8-K:

Exhibit No.        Description

2.1*    Agreement and Plan of Merger, by and between Park National Corporation and First Citizens Bancshares, Inc., dated as of October 27, 2025

10.1*    Form of Voting Agreement, by and among Park National Corporation and each of the holders of common stock of First Citizens Bancshares, Inc. list on the signature page therein, dated as of October 27, 2025

99.1    News Release issued by Park National Corporation on October 27, 2025 addressing financial results for the three months and the nine months ended September 30, 2025 and declaration of quarterly cash dividend and special cash dividend

99.2    Joint Press Release announcing execution of Merger Agreement, dated October 27, 2025

99.3    Investor Presentation Materials, dated October 27, 2025

104    Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Certain schedules and similar attachments have been omitted. A copy of any omitted schedule will be furnished supplementally to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION

Dated: October 27, 2025	By:	/s/ Brady T. Burt
Brady T. Burt
Chief Financial Officer, Secretary and Treasurer